UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M8183P102

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS. InterGamma International Trade Founded by InterGamma Investments Co. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 471,067
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 471,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,067
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,762,607
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,556,867
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,762,607
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. Rapac Communication & Infrastructure Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,762,607
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,556,867
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,762,607
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. Inter-Gamma Investment Company Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,762,607
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,556,867
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,762,607
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,762,607
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,556,867
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,762,607
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M8183P102	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. David Rivel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,205,740
	7	SOLE DISPOSITIVE POWER 2,205,740
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,740
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer

RRsat Global Communications Network Ltd. (the "Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices

Reem, D.N Shikmim 79813, Israel.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	InterGamma International Trade Founded by InterGamma Investments Co. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(b)	Del-Ta Engineering Equipment Ltd. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(c)	Rapac Communication & Infrastructure Ltd. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(d)	Inter-Gamma Investment Company Ltd. The principal business office is located at 16 Abba Even Blvd., Herzeliya 46103, Israel.

(e)	Tanhum Oren. The principal business office is located at 16 Abba Even Blvd., Herzeliya 46103, Israel.

(f)	David Rivel. The principal business office is located at Reem, D.N Shikmim 79813, Israel.

Item 2(c)	Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value NIS 0.01 per share, of the Issuer ("Ordinary Shares").

Item 2(e)	CUSIP Number

M8183P102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

InterGamma International Trade Founded by InterGamma Investments Co.

(a)	Amount beneficially owned: 471,067 Ordinary Shares. InterGamma International Trade Founded by InterGamma Investments Co. (the "Del-Ta Subsidiary") is the record owner of 471,067 Ordinary Shares.

(b)	Percentage of class: 2.7%

Page 8 of 12 Pages

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 471,067
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 471,067

Del-Ta Engineering Equipment Ltd.

(a)
Amount beneficially owned: 8,762,607 Ordinary Shares.  Del-Ta Engineering Equipment Ltd. is the record owner of 6,085,800 Ordinary Shares.  In addition, Del-Ta Engineering Equipment Ltd. beneficially owns 100% of the outstanding shares of the Del-Ta Subsidiary. By reason of Del-Ta Engineering Equipment Ltd.'s control over the Del-Ta Subsidiary, Del-Ta Engineering Equipment Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the 471,067 Ordinary Shares beneficially owned by the Del-Ta Subsidiary. In addition, by virtue of the shareholders agreement between Del-Ta Engineering Equipment Ltd. and David Rivel, pursuant to which Mr. Rivel granted Del-Ta Engineering Equipment Ltd. an irrevocable proxy to vote all shares beneficially owned by Mr. Rivel at shareholder meetings on any matter relating to the election of directors, Del-Ta Engineering Equipment Ltd. may be deemed to beneficially own, and share the power to vote, the 2,205,740 Ordinary Shares beneficially owned by David Rivel.

(b)	Percentage of class: 50.1%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,762,607
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,556,867

Rapac Communication & Infrastructure Ltd.

(a)
Amount beneficially owned:  8,762,607 Ordinary Shares.  Rapac Communication & Infrastructure Ltd. beneficially owns 100% of the outstanding shares of Del-Ta Engineering Equipment Ltd.  By reason of Rapac Communication & Infrastructure Ltd.'s control over Del-Ta Engineering Equipment Ltd., Rapac Communication & Infrastructure Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary.

(b)	Percentage of class: 50.1%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,762,607
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,556,867

Inter-Gamma Investment Company Ltd.

(a)
Amount beneficially owned:  8,762,607 Ordinary Shares.  Inter-Gamma Investment Company Ltd. beneficially owns shares of Rapac Communication & Infrastructure Ltd. representing approximately 74.3% of the voting power of Rapac Communication & Infrastructure Ltd.  By reason of Inter-Gamma Investment Company Ltd.'s control over Rapac Communication & Infrastructure Ltd., Inter-Gamma Investment Company Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary.

Page 9 of 12 Pages

(b)	Percentage of class: 50.1%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,762,607
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,556,867

Tanhum Oren

(a)
Amount beneficially owned:  8,762,607 Ordinary Shares.  Tanhum Oren beneficially owns shares of Inter-Gamma Investment Company Ltd. representing approximately 63.2% of the voting power of Inter-Gamma Investment Company Ltd.  By reason of Mr. Oren's control over Inter-Gamma Investment Company Ltd., Mr. Oren may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(b)	Percentage of class: 50.1%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,762,607
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,556,867

David Rivel

(a)
Amount beneficially owned: 2,205,740 Ordinary Shares.  David Rivel is the record owner of 2,035,640 Ordinary Shares and the holder of currently exercisable options and options exercisable within 60 days to purchase an aggregate of 170,100 Ordinary Shares.

(b)	Percentage of class: 12.6%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 2,205,740
Sole power to dispose or direct the disposition of: 2,205,740
Shared power to dispose or direct the disposition of: N/A

Page 10 of 12 Pages

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 11 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2010

INTERGAMMA INTERNATIONAL TRADE FOUNDED BY INTERGAMMA INVESTMENTS CO.

By:	/s/ Gilad Ramot	/s/ Roni Oren
	Gilad Ramot	Roni Oren
	General Manager	Director

DEL-TA ENGINEERING EQUIPMENT LTD.

By:	/s/ Gilad Ramot	/s/ Roni Oren
	Gilad Ramot	Roni Oren
	General Manager	Director

RAPAC COMMUNICATION & INFRASTRUCTURE LTD.

By:	/s/ Roni Oren	/s/ Alex Milner
	Roni Oren	Alex Milner
	CEO and President	Vice Chairman

INTER-GAMMA INVESTMENT COMPANY LTD.

By:	/s/ Tanhum Oren
Tanhum Oren
CEO

By:	/s/ Yigal Berman
Yigal Berman
CFO

/s/ Tanhum Oren
TANHUM OREN

/s/ David Rivel
DAVID RIVEL

Page 12 of 12 Pages